EXHIBIT 4.211
Confirmation Letter
Date 4 May 2010
TO :
(i)	Credit Suisse AG (formerly known as Credit Suisse), as administrative agent under the Credit Agreement (as defined below)

(ii)	Wilmington Trust (London) Limited as collateral agent under the First Lien Intercreditor Agreement and the Existing Security Documents (each as defined below)
WHEREAS:
A.	SIG Combibloc Ltd. (the “Company”) has provided security in respect of obligations under the Credit Agreement and the Secured Notes (each as defined below) under the following security documents:
(a)	the conditional assignment of bank accounts agreement dated 29 January 2010 between the Company as asssignor, Wilmington Trust (London) Limited as collateral agent and the Secured Parties (as defined therein) (the “Conditional Assignment of Bank Accounts”); and

(b)	the conditional assignment of receivables agreement dated 29 January 2010 between the Company as assignor, Wilmington Trust (London) Limited as collateral agent and the Secured Parties (as defined therein) (the “Conditional Assignment of Receivables”).
B.	Reynolds Group Holdings Inc., the Borrowers, the Guarantors, the Lenders, the Incremental U.S. Term Lenders and the Administrative Agent (each as defined therein) have entered into the Amendment No. 2 and Incremental Term Loan Assumption Agreement dated as of the date hereof (the “Assumption Agreement”) relating to the Credit Agreement (as defined below).
The Company executes this Confirmation Letter in order to confirm the security granted by it in accordance with the Existing Security Documents (as defined below).
1.	Definitions

In this Confirmation Letter:

“ Credit Agreement” means the credit agreement dated 5 November 2009 by and among Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings Inc., Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Reynolds Group

Holdings Limited, the Guarantors from time to time party thereto, the Lenders from time to time party thereto and Credit Suisse AG (formerly known as Credit Suisse), as administrative agent for the Lenders as amended from time to time;

“ Credit Documents” has the meaning given to it in the First Lien Intercreditor Agreement;

“ Existing Security Documents” means the Conditional Assignment of Bank Accounts and the Conditional Assignment of Receivables;

“ First Lien Intercreditor Agreement” means the first lien intercreditor agreement dated 5 November 2009, between, among others, the Administrative Agent, the Trustee, the Collateral Agent and the Grantors (as defined therein) as amended from time to time; and

“ Secured Notes” means the senior lien notes in an aggregate amount of approximately US$1,125,000,000 aggregate principal amount of senior secured notes due 2016 and approximately €450,000,000 aggregate principal amount of senior secured notes due 2016 of Reynolds Group Issuer (Luxembourg) S.A., Reynolds Group Issuer LLC and Reynolds Group Issuer Inc.

Save as otherwise defined in this Confirmation Letter, words and expressions defined in the First Lien Intercreditor Agreement (whether directly or by incorporation therein) shall have the same meanings when used herein.

2.	Effectiveness of the Existing Security Documents

2.1	Subject to Clause 2.2 below, the Company hereby (i) confirms that, notwithstanding the effectiveness of the Assumption Agreement and the transactions contemplated thereby, each of the Existing Security Documents shall not be affected and continue to be in full force and effect, and (ii) confirms its grant of security interests in the Collateral to the extent provided in the respective Existing Security Documents.

2.2	Notwithstanding any provisions of this Confirmation Letter to the contrary:
(i)	the obligations and liabilities of the Company with respect to the Credit Documents are limited to such obligations and liabilities existing immediately prior to the date hereof; and

(ii)	the Company is not consenting to, confirming or otherwise acknowledging any extension whatsoever in excess of, or in addition to, such obligations and liabilities as they existed immediately prior to the date hereof.

3.	No Novation

Subject to Clause 2.2 above, the Company confirms that this Confirmation Letter, the Assumption Agreement and the transactions contemplated thereby shall not extinguish the obligations for the payment of money outstanding under any Credit Document or discharge or release the priority of any Credit Document or any other security therefor. Nothing herein and in the Assumption Agreement shall be construed as a substitution or novation of the obligations outstanding under any Credit Document or instruments securing the same, which shall remain in full force and effect. Nothing in or implied by this Confirmation Letter, the Assumption Agreement or in any other document contemplated thereby shall be construed as a release or other discharge of the Company under any Credit Document from any of its obligations and liabilities thereunder. Each of the Credit Documents shall remain in full force and effect notwithstanding the execution and delivery of this Confirmation Letter and the Assumption Agreement.

4.	Parallel Debt Provision

Subject to Clause 2.2 above, the Company hereby agrees that its Parallel Debt created under the First Lien Intercreditor Agreement, or under any guarantor joinder to the First Lien Intercreditor Agreement, in effect prior to the date hereof shall, subject to the Legal Reservation, continue to be in full force and effect and shall accrue to the benefit of each Collateral Agent (for the benefit of the Secured Parties) and shall continue to apply, as applicable, in relation to all Obligations defined in the First Lien Intercreditor Agreement following the effectiveness of the Assumption Agreement.

5.	Rights of the Collateral Agent

For the avoidance of doubt, notwithstanding anything contained herein, each of the protections, immunities, rights, indemnities and benefits conferred on the Collateral Agent under the Existing Security Documents and the First Lien Intercreditor Agreement shall continue in full force and effect and shall apply to this Confirmation Letter as if set out in full herein.

6.	Governing Law

This Confirmation Letter shall be governed by, and construed in accordance with, the law of the Kingdom of Thailand.

IN WITNESS WHEREOF, the Company has caused this Confirmation Letter to be duly executed by its authorized signatory as of the day and year first above written.

SIG COMBIBLOC LTD.
By:	/s/ Cindi Lefari
	Name:	Cindi Lefari
	Title:	Attorney